PROLIFIC BREWING COMPANY, LLC

FINANCIAL STATEMENTS

For the fiscal years ended June 30, 2022 and 2021

(Unaudited)

PROLIFIC BREWING COMPANY, LLC

Consolidated Balance Sheet

		As of June 30, 2022	2021
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$	93,008	94,337
TOTAL CURRENT ASSETS		93,008	94,337
TOTAL ASSETS		93,008	94,337
LIABILITIES AND SHAREHOLDERS EQUITY			
CURRENT LIABILITIES			
Accrued income tax		800	800
TOTAL LIABILITIES		800	800
SHAREHOLDERS' EQUITY			
Preferred stock (22 shares authorized, 22 shares issued and outstanding. $5,000 par value)		110,000	110,000
Retained earnings (accumulated deficit)		(17,792)	(16,463)
TOTAL LIABILITIES AND SHAREHOLDER EQUITY		93,008	94,337

PROLIFIC BREWING COMPANY, LLC
Consolidated Statement of Operations

		2022	2021
Net Sales	$	-	-
Cost of Goods Sold		-	-
Gross Profit		-	-
Operating Expenses			
Advertising & Marketing		-	2,788
Legal & Professional		180	11,137
Licenses and fees		800	800
Supplies		349	1,638
Total Operating Expenses		1,329	16,463
Net Income before taxes		(1,329)	(16,463)
Income tax expense		-	-
Net Income		**(1,329)**	**(16,463)**

PROLIFIC BREWING COMPANY, LLC
Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional	Retained earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JULY 1, 2020	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	-	-	22	110,000	-	-	$ 110,000
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	(16,463)	$ (16,463)
ENDING BALANCE, JUNE 30, 2021	-	$ -	22	$ 110,000	$ -	(16,463)	$ 93,537

	COMMON STOCK		PREFERRED STOCK		Additional	Retained earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JULY 1, 2021	-	$ -	22	$ 110,000	$ -	(16,463)	$ 93,537
Contributions	-	-	-	-	-	-	$ -
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	(1,329)	$ (1,329)
ENDING BALANCE, JUNE 30, 2022	-	$ -	22	$ 110,000	$ -	(17,792)	$ 92,208


PROLIFIC BREWING COMPANY, LLC

Statement of Cash Flows


	2022	**2021**
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	**(1,329)**	**(16,463)**
Change in Prepaid Expenses	-	-
Change in Payables	-	-
Net Cash Flows From Operating Activities	**(1,329)**	**(16,463)**
Cash Flows From Financing Activities		
Business and Personal Grants	-	-
Net Cash Flows From Financing Activities	**-**	**-**
Cash at Beginning of Period	94,337	110,800
Net Increase (Decrease) In Cash	(1,329)	(16,463)
Cash at End of Period	93,008	94,337

PROLIFIC BREWING COMPANY, LLC

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended June 30 2022 and 2021

1. ORGANIZATION AND PURPOSE

Prolific Brewing Company. (the "Company"), is an LLC organized under the laws of the State of California. The Company will operate a brew pub for entertainment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on June 30.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended June 30, 2022 and June 30, 2021, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.